U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):

[X]  FORM 10-Q AND FORM 10-QSB

[   ]  Form 10-K and Form 10-KSB   [   ]  Form 20-F   [   ]  Form 11-K   [   ]  Form N-SAR

For Period Ended: June 30, 2005

[   ]          Transition Report on Form 10-KSB

[   ]          Transition Report on Form 20-F

[   ]          Transition Report on Form 11-K

[   ]          Transition Report on Form 10-Q

[   ]          Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant

(Former name if applicable)

CAP ROCK ENERGY CORPORATION

Address of principal executive office (street and number)

500 WEST WALL, SUITE 400

City, State and Zip Code

MIDLAND, TEXAS 79701

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject Annual Report, Semi-Annual Report, Transition Report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Registrant was not able to obtain all necessary information for the Form 10-Q by the due date, because the Company experienced delays in the collection of certain financial and other information required to be included in the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

CELIA B. PAGE	(432) 683-5422
(Name)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES	[ ] NO

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] YES	[ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Cap Rock Energy Corporation

Date: August 16, 2005
	By:	/s/ Celia B. Page
Celia B. Page
Vice President, Chief Accounting Officer, Assistant Secretary/Treasurer
and Controller
(Principal Financial Officer)

EXHIBIT A

PART IV (3)

The Company estimates, subject to final review, that net loss for the quarter ended June 30, 2005, will be $2,649,000 as compared to net income of $3,029,000 for the comparative 2004 quarter.  Estimated loss per share for the 2005 period is $1.62 for both basic and diluted, as compared to earnings per share of $1.94 and $1.87 for basic and diluted, respectively, for the 2004 period.